Exhibit 99.1

The Notes referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. Nothing in this electronic transmission constitutes an offer of securities for sale in the United States, India or any other jurisdiction.

This announcement and the Consent Solicitation Statement have not been and will not be required to be approved or authorized by or filed or registered as a prospectus with the Registrar of Companies, the Securities Exchange Board of India or the Reserve Bank of India or any other regulator in India.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, you are recommended to seek your own independent advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent adviser (financial or otherwise).

The Singapore Exchange Securities Trading Limited (“SGX-ST”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ReNew Power Private Limited

(incorporated in India with limited liability)

announces the settlement of the Consent Solicitation relating to all of its outstanding

5.875% Senior Secured Notes due 2027

(Rule 144A – ISIN: US75975AAA88, CUSIP: 75975A AA8, Common Code: 210749918)

(Regulation S – ISIN: USY7279WAA90, CUSIP: Y7279W AA9, Common Code: 210750126)

(the “Notes”)

August 17, 2023

ReNew Power Private Limited (the “Issuer”) hereby announces the settlement of its consent solicitation (the “Consent Solicitation”) of the Noteholders to consent to the Proposed Amendments. Copies of the announcements made by the Issuer in connection with the Notes are available on the website of the SGX-ST at www.sgx.com. Capitalized terms used in this announcement and not otherwise defined herein have the same meaning ascribed to them in the (i) consent solicitation statement dated August 1, 2023 (the “Consent Solicitation Statement”), and (ii) the announcement in relation to the Revised Consent Settlement Date dated August 15, 2023.

The Issuer has paid to HSBC Bank U.S.A., National Association, as paying agent (the “Paying Agent”), and the Paying Agent has further paid via DTC on the Revised Consent Settlement Date, the Consent Fee to Noteholders who have properly delivered valid Consents with respect to the Notes on or before the Consent Expiration Deadline. Upon the payment of such Consent Fee, the Proposed Amendments contained in the Supplemental Indenture, which was executed on August 11, 2023, became operative, applicable and binding with respect to all Noteholders.

For further information

Further details about the transaction can be obtained from:

The Solicitation Agents

Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom

Tel: +44 20 3134 8515

Email: eu.lm@barclays.com

Attention: Liability Management Group

The Hongkong and Shanghai Banking Corporation Limited

Level 17, HSBC Main Building

1 Queen’s Road Central

Hong Kong

Tel: +852 3941 0223 (Hong Kong) / +44 20 7992 6237 (London) / +1 212 525 5552 (New York)

Email: liability.management@hsbcib.com

Attention: Liability Management

J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

Fax: +44 (0) 20 3493 0682

Email: liability_management_asia@jpmorgan.com

Attention: Liability Management

Standard Chartered Bank

One Basinghall Avenue

London EC2V 5DD

United Kingdom

Tel: +44 20 7885 5739 (London) / + 852 3983 8658 (Hong Kong) / +65 6557 8286 (Singapore)

Email: liability_management@sc.com

Attention: Liability Management

Copies of the Consent Solicitation Statement and all notices are available to eligible persons upon registration on the Consent Website operated by the Information and Tabulation Agent.

The Information and Tabulation Agent

Morrow Sodali Limited

In Hong Kong

29/F, The Executive Centre,
No. 28 Stanley Street, Central,
Hong Kong

In London

103 Wigmore Street
London W1U 1QS
United Kingdom

In Stamford

333 Ludlow Street
South Tower, 5th Floor
Stamford, CT 06902

Tel: +44 20 4513 6933 (London) / +852 2319 4130 (Hong Kong) / +1 203 609 4910 (Stamford)
Email: RenewPower@investor.morrowsodali.com

Website: https://projects.morrowsodali.com/RenewPower

Attention: Debt Services Team

This notice is given by:

ReNew Power Private Limited

Disclaimer

Neither this announcement nor the Consent Solicitation Statement constitutes or forms part of, and should not be construed as, an offer for sale or subscription of, or a solicitation of any offer to buy or subscribe for, any securities of the Issuer or any other entity.

The distribution of this announcement and the Consent Solicitation Statement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Consent Solicitation Statement comes are required by the Issuer, the Solicitation Agents and the Information and Tabulation Agent to inform themselves about, and to observe, any such restrictions. This announcement and any materials relating to the Consent Solicitation do not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law.

If a jurisdiction requires that the Consent Solicitation be made by a licensed broker or dealer and any of the Solicitation Agents or their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Consent Solicitation shall be deemed to be made by such Solicitation Agent or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction where it is so licensed and the Consent Solicitation is not being made in any such jurisdiction where none of the Solicitation Agents or their respective affiliates are so licensed.